03002043

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SECURITI[redacted]ISSION
Washington, D.C. 20549

RECEIVED FEB 25 2003 SEC MAIL PROCESSING SECTION WASH. DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40623

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Döding & Partners Brokerage Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Weissdornweg 35
(No. and Street)

Pulheim (City) Germany (State) 50259 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jürgen Döding +49223815852
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reinhard Bühler
(Name – if individual, state last, first, middle name)

Landstrasse 74 (Address) Rommerskirchen (City) (State) 41569 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 11 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jürgen Döding, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Döding & Partners, Brokerage Inc., as of 12/31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Doding & Partners Brokerage, Inc.
A Reconciliation of the Computation of
Net Capital Under Rule 15 c 3-1 and the
Computation for Determination of the
Reserve Requirements under Exhibit A of
Rule 15 c 3-3 as of December 2002

There were no material differences.

The preceding notes form an integral part of this supplemental information.

Doding & Partners Brokerage, Inc.
Notes to Financial Statements
December 31, 2002

Note 1 - Summary of Significant Accounting Policies

The Company is a broker-dealer in securities registered with the Securities and Exchange Commission under (S.E.C.) Rule 15 c 3-3 (k) (2) (ii) which provides that all the funds and securities belonging to the Company's customers are to be handled by a correspondent broker-dealer.

Commission revenue and expense are recorded on a settlement date basis, generally the fifth business day following the transaction. If materially different, commission income and expenses are recorded on a trade date basis.

Depreciation is provided for using an accelerated method over a period of five to seven years.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15 c 3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.
At December 31, 2002, the Company had net capital of approximately $ 6.976,00.

Note 3 - Possession or Control Requirements

There were no material inadequacies found to exist in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15 c 3-3 (K) (2) (ii) by promptly transmitting all customer funds and securities to the correspondent broker who carries the customer accounts; therefore, the Company does not to have any possession or control of customer funds or securities.

FORM X-17A-5	FOCUS REPORT (Financial and Operational Combined Uniform Single Report) Part IIA Quarterly 17a-5(a) INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17

COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: DODING & PARTNERS BROKERAGE, I [0013]

SEC File Number: 8- 40623 [0014]

Address of Principal Place of Business: WEISSDORNWEG 35 [0020]

D-50259 PULHEIM-S [0021] [0022] D-50667 [0023]

Firm ID: 23670 [0015]

For Period Beginning 10/01/2002 [0024] And Ending 12/31/2002 [0025]

Name and telephone number of person to contact in regard to this report:

Name: JERRY M. HILL, FINOP [0030] Phone: 888-652-6622 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ____ [0032] Phone: ____ [0033]

Name: ____ [0034] Phone: ____ [0035]

Name: ____ [0036] Phone: ____ [0037]

Name: ____ [0038] Phone: ____ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (•) [0041]

Check here if respondent is filing an audited report ☐ [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	[0200]		0 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	6,003 [0295]		
	B. Other	993 [0300]	[0550]	6,996 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	[0424]		
	E. Spot commodities	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities [0150]			
	B. Other securities [0160]			
7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. Exempted securities			

	[0170]			
B.	Other securities			
	[0180]			
8.	Memberships in exchanges:			
A.	Owned, at market			
	[0190]			
B.	Owned, at cost		[0650]	
C.	Contributed for use of the company, at market value		[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	0 [0920]
11.	Other assets	[0535]	[0735]	0 [0930]
12.	**TOTAL ASSETS**	6,996 [0540]	0 [0740]	6,996 [0940]

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loans payable	[1045]	[1255]	0 [1470]
14.	Payable to brokers or dealers:			
	A. Clearance account	[1114]	[1315]	0 [1560]
	B. Other	[1115]	[1305]	0 [1540]
15.	Payable to non-customers	[1155]	[1355]	0 [1610]
16.	Securities sold not yet purchased, at market value		[1360]	0 [1620]
17.	Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	0 [1685]
18.	Notes and mortgages payable:			
	A. Unsecured	[1210]		0 [1690]
	B. Secured	[1211]	[1390]	0 [1700]
19.	Liabilities subordinated to claims of general creditors:			
	A. Cash borrowings:		[1400]	0 [1710]
	1. from outsiders [0970]			
	2. Includes equity subordination (15c3-1(d)) of [0980]			
	B. Securities borrowings, at market value: from outsiders [0990]		[1410]	0 [1720]
	C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
	1. from outsiders [1000]			

	2. Includes equity subordination (15c3-1(d)) of ____ [1010]			
	D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
	E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	TOTAL LIABLITIES	0 [1230]	0 [1450]	0 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners ____ [1020])	[1780]
23.	Corporations:	
	A. Preferred stock	[1791]
	B. Common stock	8,000 [1792]
	C. Additional paid-in capital	7,000 [1793]
	D. Retained earnings	-8,004 [1794]
	E. Total	6,996 [1795]
	F. Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY	6,996 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	6,996 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2002 [3932] Period Ending 12/31/2002 [3933] Number of months 3 [3931]

REVENUE

1.	Commissions:			
	a.	Commissions on transactions in exchange listed equity securities executed on an exchange		[3935]
	b.	Commissions on listed option transactions	1,705	[3938]
	c.	All other securities commissions	4,095	[3939]
	d.	Total securities commissions	5,800	[3940]
2.	Gains or losses on firm securities trading accounts			
	a.	From market making in options on a national securities exchange		[3945]
	b.	From all other trading		[3949]
	c.	Total gain (loss)	0	[3950]
3.	Gains or losses on firm securities investment accounts			[3952]
4.	Profit (loss) from underwriting and selling groups			[3955]
5.	Revenue from sale of investment company shares			[3970]
6.	Commodities revenue			[3990]
7.	Fees for account supervision, investment advisory and administrative services			[3975]
8.	Other revenue		58	[3995]
9.	Total revenue		5,858	[4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		1,900	[4120]
11.	Other employee compensation and benefits			[4115]
12.	Commissions paid to other broker-dealers		2,525	[4140]
13.	Interest expense			[4075]
	a.	Includes interest on accounts subject to subordination agreements [4070]		
14.	Regulatory fees and expenses			[4195]
15.	Other expenses		1,012	[4100]
16.	Total expenses		5,437	[4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		421 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		421 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	244 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☑ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 45123 [4335A]	SWS SECURITIES INC. [4335A2]	All [4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			6,996 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			6,996 [3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0 [3520]
	B. Other (deductions) or allowable credits (List)			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			6,996 [3530]
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		0 [3540]	
	B. Secured demand note deficiency		[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
	D. Other deductions and/or charges		[3610]	0 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions			6,996 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. Contractual securities commitments		[3660]	
	B. Subordinated securities borrowings		[3670]	
	C. Trading and investment securities:			
	1. Exempted securities		[3735]	
	2. Debt securities		[3733]	
	3. Options		[3730]	
	4. Other securities		20 [3734]	

D.	Undue Concentration		[3650]	
E.	Other (List)			
		[3736A]	[3736B]	
		[3736C]	[3736D]	
		[3736E]	[3736F]	
			0 [3736]	-20 [3740]
10.	Net Capital			6,976 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	0 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14.	Excess net capital (line 10 less 13)	1,976 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	6,976 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			0 [3790]
17.	Add:			
A.	Drafts for immediate credit		[3800]	
B.	Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
C.	Other unrecorded amounts(List)			
		[3820A]	[3820B]	
		[3820C]	[3820D]	
		[3820E]	[3820F]	
			0 [3820]	0 [3830]
19.	Total aggregate indebtedness			0 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 0 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital

2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			6,576 [4240]
	A.	Net income (loss)		421 [4250]
	B.	Additions (includes non-conforming capital of	[4262])	[4260]
	C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)			6,997 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		0 [4330]

Regulation Application

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Schedule I
December 2002

Draft

User Id: HillJer001 DODING & PARTNERS BROKERAGE, INC. Firm Id: 23670

SCHEDULE I

Schedule I

Report for period beginning 01/01/2002 [8005] and ending 12/31/2002 [8006]

SEC File Number: 40623 [8011]

Firm ID: 23670

1. Name of Broker Dealer: DODING & PARTNERS BROKERAGE, I [8020]

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

Name:	[8053]	Phone:	[8057]
Name:	[8054]	Phone:	[8058]
Name:	[8055]	Phone:	[8059]
Name:	[8056]	Phone:	[8060]

3.	Respondent conducts a securities business exclusively with registered broker-dealers:	Yes ○	No ●	[8073]
4.	Respondent is registered as a specialist on a national securities exchange:	Yes ○	No ●	[8074]
5.	Respondent makes markets in the following securities:			
	(a) equity securities	Yes ○	No ●	[8075]
	(b) municipals	Yes ○	No ●	[8076]
	(c) other debt instruments	Yes ○	No ●	[8077]
6.	Respondent is registered solely as a municipal bond dealer:	Yes ○	No ●	[8078]
7.	Respondent is an insurance company or an affiliate of an insurance company:	Yes ○	No ●	[8079]

8.	Respondent carries its own public accounts:	Yes ○ No ●	[8084]
9.	Respondent's total number of public customer accounts: **(carrying firms filing X-17A-5 Part II only)**		
	(a) Public customer accounts	+ 0	[8080]
	(b) Omnibus accounts	0	[8081]
10.	Respondent clears its public customer and/or proprietary accounts:	Yes ○ No ●	[8085]
11.	Respondent clears its public customer accounts in the following manner:		
	(a) Direct Mail (New York Stock Exchange Members Only)	☐	[8086]
	(b) Self Clearing	☐	[8087]
	(c) Omnibus	☐	[8088]
	(d) Introducing	☑	[8089]
	(e) Other	☐	[8090]
	(f) Not Applicable	☐	[8091]
12.	(a) Respondent maintains membership(s) on national securities exchange(s):	Yes ○ No ●	[8100]
	(b) Names of national securities exchange(s) in which respondent maintains memberships:		
	(1) American	☐	[8120]
	(2) Boston	☐	[8121]
	(3) CBOE	☐	[8122]
	(4) Midwest	☐	[8123]
	(5) New York	☐	[8124]
	(6) Philadelphia	☐	[8125]
	(7) Pacific Coast	☐	[8126]
	(8) Other	☐	[8129]
13.	Employees:		
	(a) Number of full-time employees	+ 1	[8101]
	(b) Number of full-time employees registered representatives employed by respondent included in 13(a)	+ 1	[8102]

14.	Number of NASDAQ stocks respondent makes market	+	0 [8103]
15.	Total number of underwriting syndicates respondent was a member	+	0 [8104]
16.	Number of respondent's public customer transactions:		Actual ○ [8105] Estimate ○ [8106] N/A ●
	(a) equity securities transactions effected on a national securities exchange	+	[8107]
	(b) equity securities transactions effected other than on a national securities exchange	+	[8108]
	(c) commodity, bond, option, and other transactions effected on or off a national securities exchange	+	[8109]
17.	Respondent is a member of the Securities Investor Protection Corporation		Yes ● No ○ [8111]
18.	Number of branch officies operated by respondent	+	0 [8112]
19.	(a) Respondent directly or indirectly controls, is controlled by, or is under common control with a U.S. bank		Yes ○ No ● [8130]
	(b) Name of parent or affiliate		[8131]
	(c) Type of institution		[8132]
20.	Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank		Yes ○ No ● [8113]
21.	(a) Respondent is a subsidiary of a registered broker-dealer		Yes ○ No ● [8114]
	(b) Name of parent		[8116]
22.	Respondent is a subsidiary of a parent which is not a registered broker or dealer		Yes ○ No ● [8115]
23.	Respondent sends quarterly statements to customers pursuant to Rule 10b-10(b) in lieu of daily or immediate confirmations:		Yes ○ No ● [8117]

*** Required in any Schedule I filed for the calender year 1978 and succeeding years.**

24.	Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period	+	0 [8118]

N.A.S.D. Miscellaneous Information

Annual Municipal Income	[8151]

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DODING & PARTNERS BROKERAGE
Weissdornweg 35
D-50259 Pulheim-Stommeln, Germany

NET CAPITAL
As of December 31, 2002

Total Assets	$6,996.46
Total Liabilities	(0.00)
Net Worth	$6,996.46
Non Allowables	(0.00)
Adjusted Net Worth	$6,996.46
Less Haircuts ($993.25 x 2%)	(20.00)
Less Undue Concentration	(0.00)
NET CAPITAL	$6,976.46

Aggregate Indebtness to Net Capital	-0-
Net Capital Requirement	$5,000.00
Excess of Net Capital Requirement	$1,976.46

9:17 AM
01/[illegible]/03
Accrual Basis

Doding & Partners Brokerage, Inc.
Balance Sheet
As of December 31, 2002

	Dec 31, 02
ASSETS	
Current Assets	
Checking/Savings	
11200-SSE CEF Money Market	993.25
11201-SWS Clearing Deposit	6,003.21
Total Checking/Savings	6,996.46
Total Current Assets	6,996.46
TOTAL ASSETS	**6,996.46**
LIABILITIES & EQUITY	
Equity	
39004-Capital Stock	8,000.00
39005-Retained Earnings	-8,595.64
39006-Paid in Capital	7,000.00
Net Income	592.10
Total Equity	6,996.46
TOTAL LIABILITIES & EQUITY	**6,996.46**

9:31 AM
01/[illegible]03
Accrual Basis

Doding & Partners Brokerage, Inc.
Profit & Loss
December 2002

	Dec 02	Jan - Dec 02
Ordinary Income/Expense		
Income		
40103-Income ASE Options	206.02	4,719.43
40106 - Other Options	1,268.77	8,832.15
40107-Income-Other Markets	54.41	1,388.33
40108-Income CBOE	503.79	7,881.62
40109-Income-OTC Stock	79.82	2,493.53
40114-Income-Other Exchanges	174.25	3,529.30
40126-Income - Non Trades	0.05	309.84
44000-Interest on Deposit	2.28	53.29
44001-Interest on Company A/C	0.16	6.58
44004 - Dividend Income	0.00	1.05
Total Income	2,289.55	29,215.12
Expense		
61600-Commissions Paid	600.00	11,230.00
61601-Broker Clearance Paid	1,070.50	12,576.60
63250 - Postage/Delivery	0.00	146.42
63300 - Broker Compliance	375.00	3,470.00
75000 - NASD Membership	0.00	1,200.00
Total Expense	2,045.50	28,623.02
Net Ordinary Income	244.05	592.10
Net Income	**244.05**	**592.10**

9:36 AM
01/[illegible]/03
Accrual Basis

Doding & Partners Brokerage, Inc.
Profit & Loss
October through December 2002

	Oct - Dec 02
Ordinary Income/Expense	
Income	
40103-Income ASE Options	852.66
40106 - Other Options	2,473.11
40107-Income-Other Markets	272.35
40108-Income CBOE	852.20
40109-Income-OTC Stock	488.29
40114-Income-Other Exchanges	861.29
40126-Income - Non Trades	48.20
44000-Interest on Deposit	9.19
44001-Interest on Company A/C	1.08
Total Income	5,858.37
Expense	
61600-Commissions Paid	1,900.00
61601-Broker Clearance Paid	2,525.36
63250 - Postage/Delivery	36.99
63300 - Broker Compliance	975.00
Total Expense	5,437.35
Net Ordinary Income	421.02
Net Income	**421.02**

Doding & Partners Brokerage, Inc.
Statement of Cash Flows
January through December 2002

	Jan - Dec 02
OPERATING ACTIVITIES	
Net Income	592.10
Net cash provided by Operating Activities	592.10
FINANCING ACTIVITIES	
39005-Retained Earnings	-20,260.61
Retained Earnings	20,260.61
Net cash provided by Financing Activities	0.00
Net cash increase for period	592.10
Cash at beginning of period	6,404.36
Cash at end of period	**6,996.46**

9:19 AM
01/[illegible]03
Accrual Basis

Doding & Partners Brokerage, Inc.
Trial Balance
As of December 31, 2002

	Dec 31, 02	
	Debit	Credit
11200-SSE CEF Money Market	993.25	
11201-SWS Clearing Deposit	6,003.21	
11300 - Securities Owned	0.00	
11400 - Unrealized G/L	0.00	
39004-Capital Stock		8,000.00
39005-Retained Earnings	8,595.64	
39006-Paid in Capital		7,000.00
Retained Earnings	0.00	
40103-Income ASE Options		4,719.43
40106 - Other Options		8,832.15
40107-Income-Other Markets		1,388.33
40108-Income CBOE		7,881.62
40109-Income-OTC Stock		2,493.53
40114-Income-Other Exchanges		3,529.30
40126-Income - Non Trades		309.84
44000-Interest on Deposit		53.29
44001-Interest on Company A/C		6.58
44004 - Dividend Income		1.05
61600-Commissions Paid	11,230.00	
61601-Broker Clearance Paid	12,576.60	
63250 - Postage/Delivery	146.42	
63300 - Broker Compliance	3,470.00	
75000 - NASD Membership	1,200.00	
TOTAL	**44,215.12**	**44,215.12**

Doding & Partners Brokerage, Inc.
General Ledger
As of December 31, 2002

Date	Name	Split	Amount	Balance
11200-SSE CEF Money Market				454.44
1/1/2002	Southwest Securities	44001-Interest on ...	1.14	455.58
1/31/2002	Southwest Securities	40114-Income-Ot...	1,238.42	1,694.00
1/31/2002	Southwest Securities	63300 - Broker Co...	-325.74	1,368.26
1/31/2002	Southwest Securities	44001-Interest on ...	-449.54	918.72
2/4/2002	NASD	75000 - NASD Me...	-600.00	318.72
2/7/2002	Jurgen Dodgin	61600-Commissio...	-150.00	168.72
2/19/2002	Southwest Securities	40114-Income-Ot...	495.29	664.01
2/19/2002	Southwest Securities	63300 - Broker Co...	-443.70	220.31
2/28/2002	Southwest Securities	44001-Interest on ...	0.25	220.56
3/25/2002	Southwest Securities	40107-Income-Ot...	884.38	1,104.94
3/25/2002	Southwest Securities	40126-Income - N...	-318.68	786.26
3/28/2002	Southwest Securities	44001-Interest on ...	0.27	786.53
4/15/2002	Southwest Securities	61600-Commissio...	-750.00	36.53
4/23/2002	Southwest Securities	40109-Income-OT...	2,224.38	2,260.91
4/23/2002	NASD	75000 - NASD Me...	-600.00	1,660.91
4/30/2002	Southwest Securities	44001-Interest on ...	0.55	1,661.46
5/13/2002	Southwest Securities	61600-Commissio...	-1,500.00	161.46
5/28/2002	Southwest Securities	40109-Income-OT...	3,028.14	3,189.60
5/28/2002	Southwest Securities	63300 - Broker Co...	-326.63	2,862.97
5/31/2002	Southwest Securities	44001-Interest on ...	0.72	2,863.69
6/12/2002	Southwest Securities	61600-Commissio...	-2,700.00	163.69
6/25/2002	Southwest Securities	40109-Income-OT...	1,325.35	1,489.04
6/25/2002	Southwest Securities	40126-Income - N...	-325.51	1,163.53
6/25/2002	Southwest Securities	44004 - Dividend I...	1.05	1,164.58
7/8/2002	Jurgen Dodgin	61600-Commissio...	-980.00	184.58
7/31/2002	Southwest Securities	44001-Interest on ...	0.34	184.92
8/30/2002	Southwest Securities	44001-Interest on ...	0.30	185.22
8/30/2002	Southwest Securities	40109-Income-OT...	3,246.22	3,431.44
8/30/2002	Southwest Securities	63300 - Broker Co...	-347.77	3,083.67
9/18/2002	Jurgen Dodgin	61600-Commissio...	-2,800.00	283.67
9/24/2002	Southwest Securities	40109-Income-OT...	916.28	1,199.95
9/24/2002	Southwest Securities	63300 - Broker Co...	-620.00	579.95
9/30/2002	Southwest Securities	44001-Interest on ...	1.47	581.42
10/22/2002	Southwest Securities	40114-Income-Ot...	2,200.31	2,781.73
10/22/2002	Southwest Securities	63300 - Broker Co...	-318.21	2,463.52
10/22/2002	Southwest Securities	61601-Broker Clea...	-926.25	1,537.27
10/31/2002	Southwest Securities	44001-Interest on ...	0.62	1,537.89
11/7/2002	Southwest Securities	61600-Commissio...	-1,300.00	237.89
11/25/2002	Southwest Securities	40109-Income-OT...	802.28	1,040.17
11/25/2002	Southwest Securities	63300 - Broker Co...	-288.99	751.18
11/29/2002	Southwest Securities	44001-Interest on ...	0.30	751.48
12/9/2002	Southwest Securities	61600-Commissio...	-600.00	151.48
12/26/2002	Southwest Securities	40109-Income-OT...	1,216.56	1,368.04
12/26/2002	Southwest Securities	63300 - Broker Co...	-374.95	993.09
12/31/2002	Southwest Securities	44001-Interest on ...	0.16	993.25
Total 11200-SSE CEF Money Market			538.81	993.25
11201-SWS Clearing Deposit				5,949.92
1/31/2002	Southwest Securities	44000-Interest on ...	6.35	5,956.27
2/28/2002	Southwest Securities	44000-Interest on ...	5.38	5,961.65
3/28/2002	Southwest Securities	44000-Interest on ...	5.19	5,966.84
4/30/2002	Southwest Securities	44000-Interest on ...	4.63	5,971.47
5/31/2002	Southwest Securities	44000-Interest on ...	4.69	5,976.16
6/28/2002	Southwest Securities	44000-Interest on ...	4.55	5,980.71
7/31/2002	Southwest Securities	44000-Interest on ...	4.58	5,985.29
8/30/2002	Southwest Securities	44000-Interest on ...	4.53	5,989.82
9/30/2002	Southwest Securities	44000-Interest on ...	4.20	5,994.02
10/31/2002	Southwest Securities	44000-Interest on ...	4.31	5,998.33
11/29/2002	Southwest Securities	44000-Interest on ...	2.60	6,000.93
12/31/2002	Southwest Securities	44000-Interest on ...	2.28	6,003.21
Total 11201-SWS Clearing Deposit			53.29	6,003.21
11300 - Securities Owned				0.00
Total 11300 - Securities Owned				0.00

:23 AM
1/21/03
Accrual Basis

Doding & Partners Brokerage, Inc.
General Ledger
As of December 31, 2002

Date	Name	Split	Amount	Balance
11400 - Unrealized G/L				0.00
Total 11400 - Unrealized G/L				0.00
39004-Capital Stock				-8,000.00
Total 39004-Capital Stock				-8,000.00
39005-Retained Earnings				-11,664.97
1/1/2002		Retained Earnings	20,260.61	8,595.64
Total 39005-Retained Earnings			20,260.61	8,595.64
39006-Paid in Capital				-7,000.00
Total 39006-Paid in Capital				-7,000.00
Opening Bal Equity				0.00
Total Opening Bal Equity				0.00
Retained Earnings				20,260.61
Total Retained Earnings			-20,260.61	0.00
40101- Income NYSE Stocks				0.00
Total 40101- Income NYSE Stocks				0.00
40103-Income ASE Options				0.00
1/31/2002	Southwest Securities	40114-Income-Ot...	-419.28	-419.28
2/19/2002	Southwest Securities	40114-Income-Ot...	-545.65	-964.93
3/25/2002	Southwest Securities	40107-Income-Ot...	-130.37	-1,095.30
4/23/2002	Southwest Securities	40109-Income-OT...	-57.99	-1,153.29
5/28/2002	Southwest Securities	40109-Income-OT...	-331.42	-1,484.71
6/25/2002	Southwest Securities	40109-Income-OT...	-1,116.28	-2,600.99
8/30/2002	Southwest Securities	40109-Income-OT...	-1,125.78	-3,726.77
9/24/2002	Southwest Securities	40109-Income-OT...	-140.00	-3,866.77
10/22/2002	Southwest Securities	40114-Income-Ot...	-309.79	-4,176.56
11/25/2002	Southwest Securities	40109-Income-OT...	-336.85	-4,513.41
12/26/2002	Southwest Securities	40109-Income-OT...	-206.02	-4,719.43
Total 40103-Income ASE Options			-4,719.43	-4,719.43
40104 - Income Margin Interest				0.00
Total 40104 - Income Margin Interest				0.00
40106 - Other Options				0.00
1/31/2002	Southwest Securities	40114-Income-Ot...	-868.87	-868.87
2/19/2002	Southwest Securities	40114-Income-Ot...	-65.36	-934.23
3/25/2002	Southwest Securities	40107-Income-Ot...	-35.00	-969.23
4/23/2002	Southwest Securities	40109-Income-OT...	-689.36	-1,658.59
5/28/2002	Southwest Securities	40109-Income-OT...	-2,687.29	-4,345.88
6/25/2002	Southwest Securities	40109-Income-OT...	-471.11	-4,816.99
8/30/2002	Southwest Securities	40109-Income-OT...	-1,456.64	-6,273.63
9/24/2002	Southwest Securities	40109-Income-OT...	-85.41	-6,359.04
10/22/2002	Southwest Securities	40114-Income-Ot...	-1,098.40	-7,457.44
11/25/2002	Southwest Securities	40109-Income-OT...	-105.94	-7,563.38
12/26/2002	Southwest Securities	40109-Income-OT...	-1,268.77	-8,832.15
Total 40106 - Other Options			-8,832.15	-8,832.15
40107-Income-Other Markets				0.00
3/25/2002	Southwest Securities	-SPLIT-	-283.83	-283.83
4/23/2002	Southwest Securities	40109-Income-OT...	-487.16	-770.99
5/28/2002	Southwest Securities	40109-Income-OT...	-85.91	-856.90
9/24/2002	Southwest Securities	40109-Income-OT...	-259.08	-1,115.98
11/25/2002	Southwest Securities	40109-Income-OT...	-217.94	-1,333.92
12/26/2002	Southwest Securities	40109-Income-OT...	-54.41	-1,388.33
Total 40107-Income-Other Markets			-1,388.33	-1,388.33

Doding & Partners Brokerage, Inc.
General Ledger
As of December 31, 2002

Date	Name	Split	Amount	Balance
40108-Income CBOE				0.00
1/31/2002	Southwest Securities	40114-Income-Ot...	-902.52	-902.52
3/25/2002	Southwest Securities	40107-Income-Ot...	-305.45	-1,207.97
4/23/2002	Southwest Securities	40109-Income-OT...	-1,623.48	-2,831.45
5/28/2002	Southwest Securities	40109-Income-OT...	-2,067.66	-4,899.11
6/25/2002	Southwest Securities	40109-Income-OT...	-555.24	-5,454.35
8/30/2002	Southwest Securities	40109-Income-OT...	-1,266.62	-6,720.97
9/24/2002	Southwest Securities	40109-Income-OT...	-308.45	-7,029.42
10/22/2002	Southwest Securities	40114-Income-Ot...	-228.62	-7,258.04
11/25/2002	Southwest Securities	40109-Income-OT...	-119.79	-7,377.83
12/26/2002	Southwest Securities	40109-Income-OT...	-503.79	-7,881.62
Total 40108-Income CBOE			-7,881.62	-7,881.62
40109-Income-OTC Stock				0.00
4/23/2002	Southwest Securities	-SPLIT-	-558.81	-558.81
5/28/2002	Southwest Securities	-SPLIT-	-144.44	-703.25
6/25/2002	Southwest Securities	-SPLIT-	-350.72	-1,053.97
8/30/2002	Southwest Securities	-SPLIT-	-734.71	-1,788.68
9/24/2002	Southwest Securities	-SPLIT-	-216.56	-2,005.24
11/25/2002	Southwest Securities	-SPLIT-	-408.47	-2,413.71
12/26/2002	Southwest Securities	-SPLIT-	-79.82	-2,493.53
Total 40109-Income-OTC Stock			-2,493.53	-2,493.53
40112 - Mutual Funds				0.00
Total 40112 - Mutual Funds				0.00
40114-Income-Other Exchanges				0.00
1/31/2002	Southwest Securities	-SPLIT-	-255.00	-255.00
2/19/2002	Southwest Securities	-SPLIT-	-159.03	-414.03
3/25/2002	Southwest Securities	40107-Income-Ot...	-577.23	-991.26
4/23/2002	Southwest Securities	40109-Income-OT...	-365.08	-1,356.34
5/28/2002	Southwest Securities	40109-Income-OT...	-108.42	-1,464.76
6/25/2002	Southwest Securities	40109-Income-OT...	-367.75	-1,832.51
8/30/2002	Southwest Securities	40109-Income-OT...	-374.47	-2,206.98
9/24/2002	Southwest Securities	40109-Income-OT...	-461.03	-2,668.01
10/22/2002	Southwest Securities	-SPLIT-	-563.50	-3,231.51
11/25/2002	Southwest Securities	40109-Income-OT...	-123.54	-3,355.05
12/26/2002	Southwest Securities	40109-Income-OT...	-174.25	-3,529.30
Total 40114-Income-Other Exchanges			-3,529.30	-3,529.30
40120 - Income NYSE Options				0.00
Total 40120 - Income NYSE Options				0.00
40125 - All other Comm.				0.00
Total 40125 - All other Comm.				0.00
40126-Income - Non Trades				0.00
3/25/2002	Southwest Securities	-SPLIT-	-16.31	-16.31
5/28/2002	Southwest Securities	63300 - Broker Co...	-0.60	-16.91
6/25/2002	Southwest Securities	-SPLIT-	-19.68	-36.59
6/25/2002	Southwest Securities	40126-Income - N...	-0.05	-36.64
8/30/2002	Southwest Securities	40109-Income-OT...	-225.00	-261.64
10/22/2002	Southwest Securities	63300 - Broker Co...	-0.15	-261.79
11/25/2002	Southwest Securities	63300 - Broker Co...	-48.00	-309.79
12/26/2002	Southwest Securities	63300 - Broker Co...	-0.05	-309.84
Total 40126-Income - Non Trades			-309.84	-309.84
42000-Investment P/L				0.00
Total 42000-Investment P/L				0.00
44000-Interest on Deposit				0.00
1/31/2002	Southwest Securities	11201-SWS Clear...	-6.35	-6.35
2/28/2002	Southwest Securities	11201-SWS Clear...	-5.38	-11.73
3/28/2002	Southwest Securities	11201-SWS Clear...	-5.19	-16.92

Doding & Partners Brokerage, Inc.
General Ledger
As of December 31, 2002

Date	Name	Split	Amount	Balance
4/30/2002	Southwest Securities	11201-SWS Clear...	-4.63	-21.55
5/31/2002	Southwest Securities	11201-SWS Clear...	-4.69	-26.24
6/28/2002	Southwest Securities	11201-SWS Clear...	-4.55	-30.79
7/31/2002	Southwest Securities	11201-SWS Clear...	-4.58	-35.37
8/30/2002	Southwest Securities	11201-SWS Clear...	-4.53	-39.90
9/30/2002	Southwest Securities	11201-SWS Clear...	-4.20	-44.10
10/31/2002	Southwest Securities	11201-SWS Clear...	-4.31	-48.41
11/29/2002	Southwest Securities	11201-SWS Clear...	-2.60	-51.01
12/31/2002	Southwest Securities	11201-SWS Clear...	-2.28	-53.29
Total 44000-Interest on Deposit			-53.29	-53.29
44001-Interest on Company A/C				0.00
1/1/2002	Southwest Securities	11200-SSE CEF ...	-1.14	-1.14
1/31/2002	Southwest Securities	-SPLIT-	-0.46	-1.60
2/28/2002	Southwest Securities	11200-SSE CEF ...	-0.25	-1.85
3/28/2002	Southwest Securities	11200-SSE CEF ...	-0.27	-2.12
4/30/2002	Southwest Securities	11200-SSE CEF ...	-0.55	-2.67
5/31/2002	Southwest Securities	11200-SSE CEF ...	-0.72	-3.39
7/31/2002	Southwest Securities	11200-SSE CEF ...	-0.34	-3.73
8/30/2002	Southwest Securities	11200-SSE CEF ...	-0.30	-4.03
9/30/2002	Southwest Securities	11200-SSE CEF ...	-1.47	-5.50
10/31/2002	Southwest Securities	11200-SSE CEF ...	-0.62	-6.12
11/29/2002	Southwest Securities	11200-SSE CEF ...	-0.30	-6.42
12/31/2002	Southwest Securities	11200-SSE CEF ...	-0.16	-6.58
Total 44001-Interest on Company A/C			-6.58	-6.58
44002 - Miscellaneous Income				0.00
Total 44002 - Miscellaneous Income				0.00
44003 - Miscellaneous Income				0.00
Total 44003 - Miscellaneous Income				0.00
44004 - Dividend Income				0.00
6/25/2002	Southwest Securities	11200-SSE CEF ...	-1.05	-1.05
Total 44004 - Dividend Income			-1.05	-1.05
61600-Commissions Paid				0.00
1/31/2002	Southwest Securities	44001-Interest on ...	450.00	450.00
2/7/2002	Jurgen Dodgin	11200-SSE CEF ...	150.00	600.00
4/15/2002	Southwest Securities	11200-SSE CEF ...	750.00	1,350.00
5/13/2002	Southwest Securities	11200-SSE CEF ...	1,500.00	2,850.00
6/12/2002	Southwest Securities	11200-SSE CEF ...	2,700.00	5,550.00
7/8/2002	Jurgen Dodgin	11200-SSE CEF ...	980.00	6,530.00
9/18/2002	Jurgen Dodgin	11200-SSE CEF ...	2,800.00	9,330.00
11/7/2002	Southwest Securities	11200-SSE CEF ...	1,300.00	10,630.00
12/9/2002	Southwest Securities	11200-SSE CEF ...	600.00	11,230.00
Total 61600-Commissions Paid			11,230.00	11,230.00
61601-Broker Clearance Paid				0.00
1/31/2002	Southwest Securities	40114-Income-Ot...	1,207.25	1,207.25
2/19/2002	Southwest Securities	40114-Income-Ot...	274.75	1,482.00
3/25/2002	Southwest Securities	40107-Income-Ot...	447.50	1,929.50
4/23/2002	Southwest Securities	40109-Income-OT...	1,557.50	3,487.00
5/28/2002	Southwest Securities	40109-Income-OT...	2,397.00	5,884.00
5/28/2002	Southwest Securities	63300 - Broker Co...	27.23	5,911.23
6/25/2002	Southwest Securities	40109-Income-OT...	1,535.75	7,446.98
6/25/2002	Southwest Securities	40126-Income - N...	10.00	7,456.98
6/25/2002	Southwest Securities	40126-Income - N...	35.24	7,492.22
8/30/2002	Southwest Securities	40109-Income-OT...	1,937.00	9,429.22
8/30/2002	Southwest Securities	63300 - Broker Co...	10.00	9,439.22
8/30/2002	Southwest Securities	63300 - Broker Co...	37.77	9,476.99
9/24/2002	Southwest Securities	40109-Income-OT...	554.25	10,031.24
9/24/2002	Southwest Securities	63300 - Broker Co...	20.00	10,051.24
10/22/2002	Southwest Securities	63300 - Broker Co...	18.36	10,069.60
10/22/2002	Southwest Securities	11200-SSE CEF ...	926.25	10,995.85

9:23 AM
01/[illegible]3
Accrual Basis

Doding & Partners Brokerage, Inc.
General Ledger
As of December 31, 2002

Date	Name	Split	Amount	Balance
11/25/2002	Southwest Securities	40109-Income-OT...	510.25	11,506.10
12/26/2002	Southwest Securities	40109-Income-OT...	1,070.50	12,576.60
Total 61601-Broker Clearance Paid			12,576.60	12,576.60
63200-Interest Expense				0.00
Total 63200-Interest Expense				0.00
63250 - Postage/Delivery				0.00
1/31/2002	Southwest Securities	63300 - Broker Co...	25.74	25.74
2/19/2002	Federal Exp	63300 - Broker Co...	48.70	74.44
3/25/2002	Southwest Securities	40126-Income - N...	34.99	109.43
11/25/2002	Southwest Securities	63300 - Broker Co...	36.99	146.42
Total 63250 - Postage/Delivery			146.42	146.42
63300 - Broker Compliance				0.00
1/31/2002	Southwest Securities	-SPLIT-	300.00	300.00
2/19/2002	Broker Compliance	-SPLIT-	395.00	695.00
3/25/2002	Southwest Securities	40126-Income - N...	300.00	995.00
5/28/2002	Southwest Securities	-SPLIT-	300.00	1,295.00
6/25/2002	Southwest Securities	40126-Income - N...	300.00	1,595.00
8/30/2002	Broker Compliance	-SPLIT-	300.00	1,895.00
9/24/2002	Broker Compliance	-SPLIT-	600.00	2,495.00
10/22/2002	Broker Compliance	-SPLIT-	300.00	2,795.00
11/25/2002	Broker Compliance	-SPLIT-	300.00	3,095.00
12/26/2002	Broker Compliance	-SPLIT-	375.00	3,470.00
Total 63300 - Broker Compliance			3,470.00	3,470.00
75000 - NASD Membership				0.00
2/4/2002	NASD	11200-SSE CEF ...	600.00	600.00
4/23/2002	NASD	11200-SSE CEF ...	600.00	1,200.00
Total 75000 - NASD Membership			1,200.00	1,200.00
75100 - NASD Renewals				0.00
Total 75100 - NASD Renewals				0.00
75300-Foreign Withholding Exp				0.00
Total 75300-Foreign Withholding Exp				0.00
63400 - G/L Investments				0.00
Total 63400 - G/L Investments				0.00
No accnt				0.00
Total no accnt				0.00
TOTAL			**0.00**	**0.00**

9:24 AM
01/2

Doding & Partners Brokerage, Inc.
Journal
December 2002

Date	Name	Memo	Account	Debit	Credit
12/26/2002	Southwest Securities		40109-Income-OTC Stock		79.82
	Southwest Securities		40107-Income-Other Mar...		54.41
	Southwest Securities		40114-Income-Other Exc...		174.25
	Southwest Securities		40103-Income ASE Opti...		206.02
	Southwest Securities		40108-Income CBOE		503.79
	Southwest Securities		40106 - Other Options		1,268.77
	Southwest Securities		61601-Broker Clearance ...	1,070.50	
	Southwest Securities		11200-SSE CEF Money ...	1,216.56	
				2,287.06	2,287.06
12/26/2002	Broker Compliance		63300 - Broker Compliance	375.00	
	Southwest Securities		40126-Income - Non Tra...		0.05
	Southwest Securities		11200-SSE CEF Money ...		374.95
				375.00	375.00
12/31/2002	Southwest Securities		44001-Interest on Compa...		0.16
	Southwest Securities		11200-SSE CEF Money ...	0.16	
				0.16	0.16
12/9/2002	Southwest Securities		11200-SSE CEF Money ...		600.00
	Southwest Securities		61600-Commissions Paid	600.00	
				600.00	600.00
12/31/2002	Southwest Securities		11201-SWS Clearing De...	2.28	
	Southwest Securities		44000-Interest on Deposit		2.28
				2.28	2.28
TOTAL				**3,264.50**	**3,264.50**

DIPL.-OEC. REINHARD BÜHLER
WIRTSCHAFTSPRÜFER UND STEUERBERATER

Dipl.-Oec. Reinhard Bühler · Landstraße 74 · 41569 Rommerskirchen

Landstraße 74
41569 Rommerskirchen

Telefon 0 21 83 / 67 22

Doding & Partners
Brokerage Inc.
Weissdornweg 35

50259 Pulheim

SEC MAIL PROCESSING
RECEIVED
FEB 25 2003
WASH. D.C. 0.5 SECTION

den 14.02.03
Unsere Zeichen B/Kr

Independent Auditors' Report

Board of Directors
Doding & Partners Brokerage, Inc.

I have audited the accompanying statement of financial condition of Doding & Partners, Inc., as of December 31, 2002 and the related statements of income (loss), changes in ownership equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about wether the financial statements are free of material misstatement. An audit includes examining, on a text basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Sparkasse Neuss
(BLZ 305 50 000)
Konto-Nummer 170 662

DIPL.-OEC. REINHARD BÜHLER · WIRTSCHAFTSPRÜFER

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Doding & Partners Brokerage, Inc. as of December 31, 2002 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules computation of net capital, computation of basic net capital requirement, computation for determination of reserve requirements for broker dealers under Rule 15 c 3 - 3, ownership equity, and reconciliation of the computation of net capital under Rule 15 c 3-1 and computation for determination of the reserve requirements under Exhibit A of Rule 15 c 3-3 at December 31, 2002 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17 a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rommerskirchen,
February 14, 2003

DIPL.-OEC. REINHARD BÜHLER WIRTSCHAFTSPRÜFER SIEGEL ROMMERSKIRCHEN

Bühler
Wirtschaftsprüfer

DIPL.-OEC. REINHARD BÜHLER · WIRTSCHAFTSPRÜFER

INDEPENDENT AUDITORS' REPORT
INTERNAL CONTROL STRUCTURE

In planning and performing my audit of the financial statements of Doding & Partners Brokerage, Inc. for the year ended December 31, 2002 (on which I have issued the report dated February 14, 2003), I considered its internal control structure in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17 a-5 (g) (1) of the Securities and Exchange Commission (the Commission),. I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Doding & Partners, Inc. that I considered relevant to the objectives stated in Rule 17 a-5 (g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17 a-3 (a) (11) and for determining compliance with the exemptive provisions of Rule 15 c 3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, accounts, verifications, and the recordation of differences required by Rule 17 a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess wether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Rule 17 a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or in the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure that I considered to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material aspects indicate a material inadequacy for such purpose. Based on this understanding and on our study, I believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17 a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Supplemental Information
Pursuant to Rule 17 a-5 of the
Securities Exchange Act of 1934
For the year January 1, 2002
to December 31, 2002

QUESTIONNAIRE

Do your customers wire transfer funds into their accounts ? Yes X No___

If so, do you know where the wire transfers originate from and are the account stylings identical? Yes X No___

Do you receive any reports from your Clearing Firm on wire transfers "In" Yes X No___

2. Do you arrange wire transfers out of your customer accounts? Yes X No___

If so, do you require that wire transfers out may only be sent to another institution to an identically styled account? Yes X No___

If not, do you require a Letter Of Authorization signed by the customer(s) with all of the wire transfer instructions? Yes X No___

Do you make all wire transfer requests in writing either by fax or email to your Clearing Firm or Mutual Fund Company? Yes X No___

If so, do you retain a copy for your files? Yes X No___

3. Do you or your Clearing Firm allow your customers to deposit Cash into their accounts? Yes___ No X

If so, do you retain a written record of the deposit? Yes___ No___

4. Do you or your Clearing Firm allow funds to be withdrawn by a customer in Cash? Yes___ No X

If so, do you retain a written record of the withdrawal? Yes___ No___

5. Do you or your Clearing Firm allow deposits by customer's of Money Orders into their accounts? NOT EXISTING Yes___ No___

If so, do you retain a written record of the deposit? Yes___ No___

6. Do you or your Clearing Firm allow deposits by customers of Cashier's Checks into their accounts? NOT EXISTING Yes___ No___

If so, do you retain a written record of the deposit? Yes___ No___

7. Do you or your Clearing Firm allow deposits by customers of Traveler's Checks ? Yes__ No X

If so, do you retain a written record of the deposit? Yes__ No__

8. Do you or your Clearing Firm allow checks made payable to your customer drawn by a third party to be deposited into their accounts Yes__ No X

9. Do you maintain a "Check Receipt and Forwarding Log" ? Yes X No__

10. Do you retain copies of instruments that are received and forwarded and recorded in the "Check Receipt and Forwarding Log"? NOT EXISTING Yes__ No__

11. Does your Firm's customer base including the following types of accounts?

Individual, Joint, and Custodial Accounts	Yes X No__
Non-Resident Alien (NRA) Accounts	Yes X No__
Domestic Operating or Commercial Entities (Sole Proprietors and Corporations)	Yes__ No X
Domestic Trusts	Yes__ No X
Foreign Operating Commercial Entities	Yes X No__
Personal Investment Corporations	Yes__ No X
Personal Holding Companies	Yes__ No X
Offshore Trusts	Yes X No__
Institutional Accounts	Yes X No__
Hedge Funds	Yes__ No X
Investment Funds	Yes__ No X
Banks Domestic	Yes__ No X
Banks Foreign	Yes__ No X
Foreign Shell Banks (One without a physical address anywhere in the World)	Yes__ No X
Any Accounts that are DVP (Delivery Versus Payment)?	Yes__ No X

Do you retain copies of all account documents in your Firm's files before forwarding them to the

Clearing Firm or Mutual Fund or Other Vendor? Yes X No___

12. Is your Firm's review of customer account activity reviewed by a Principal? Yes X No___

State Principal's Name: Do Di Nk

State Principal's Name:_______________

If so, is this done daily ? Yes X No___

Is the review evidenced by initialing the daily trade blotters? Yes X No___

Is this review evidenced by monthly by initialing the monthly customer statements? Yes X No___

If not, how is the review evidenced?

____

____

____

13. Does each existing employee and each new employee receive a copy of your Firm's Written Supervisory Procedures? Yes___ No X

Do they receive Amendments? Yes___ No X

Are the receipts acknowledged in writing or if transmitted electronically by receipt requested? Yes___ No X

Do you retain the evidence in your files Yes___ No X

14. Is your Firm's annual Firm Element of Continuing Education documented in writing that each RR participated ? Yes___ No X

15. Would adding some literature on Anti-Money Laundering to each year's Firm Element Continuing Education program work for your Firm to meet "Training Requirement on Anti-Money Laundering"? Yes___ No X

16. Does your Firm document in writing attendance at your Annual Compliance Meeting? Yes___ No X

17. Would adding as a permanent agenda the Topic of Anti-Money Laundering, in addition to other Topics on the Agenda, at your Annual Compliance Meeting work for your Firm to meet "Training Requirements on Anti-Money Laundering"? Yes___ No X

18. Does your Firm or your Clearing Firm receive "Bearer Bonds" from customers for deposit into their accounts? Yes___ No_X_

If so, does your Clearing Firm provide any written documentation of the deposit? Yes___ No___

If so, does your Firm have procedures to determine the source of the bonds such as the original confirmation of the purchase or other documentation as a requirement to receive the bonds into a customer's account? Yes___ No___

19. Do you offer Bearer Bond investments to your customers? Yes___ No_X_

20. For new accounts, do you require that deposits be made by personal check drawn on the new customer's bank account? NOT EXISTING. Yes___ No___

If not, would implementation of this policy work for your firm? Yes___ No___

While much of the Anti-Money Laundering effort focuses on deposits and withdrawals from customers' accounts, the regulators' reach to the broker dealer community is under the "Know Your Customer Rule".